

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2021

Lynn Chen
Senior Accountant
Nisun International Enterprise Development Group Co., Ltd
99 Danba Road
Bldg C9
Putuo District, Shanghai
People's Republic of China

> **Re: Nisun International Enterprise Development Group Co., Ltd**
> **Registration Statement on Form F-3**
> **File No. 333-256550**
> **Filed on May 27, 2021**

Dear Ms. Chen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing